VIA EDGAR AND FEDERAL EXPRESS

April 15, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Patrick Gilmore

Re:	Websense, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

File No. 000-30093

Dear Mr. Gilmore:

This letter is being transmitted by Websense, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated April 5, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Intellectual Property Rights, page 13

1.	You disclose in this section that you currently have 43 issued patents and 130 patent applications pending. Please tell us if you are materially dependent upon any of your patents. If so, please advise what consideration you gave to disclosing the duration of such patent. Refer to Item 101(c)(1)(iv) of Regulation S-K.

We acknowledge the Staff’s comments and advise you that we have considered Item 101(c)(1)(iv) of Regulation S-K and do not believe that disclosure of the duration of the patents is required or would provide meaningful additional disclosure. We are not materially dependent upon any of our patents or the inventions in our pending patent applications. Our patents and patent applications cover technology or features of our products but do not preclude competitors from offering competitive products. Further, the life cycles of products in our industry is relatively short and we rely more significantly on trade secret and copyright laws and product innovation than patents for protection of our products. As disclosed in our 10-K, we face robust competition in all of our product categories. Moreover, to date we have not licensed our patents to any third parties as would be expected if our patents were precluding third parties from offering competitive products. Accordingly, we do not believe that the patent expiration dates would be meaningful disclosure for our investors.

Executive Officers, page 14

2.	In your response letter, please disclose Mr. Guibal’s occupation(s) during the periods January 2007 to April 2008 and October 2008 to July 2009. Also, please confirm that in future filings you will ensure that the information regarding the business experience of your executive officers is chronologically complete for at least the past five years. Refer to Item 401(e) of Regulation S-K.

Mr. Guibal was retired and not employed during the periods January 2007 to April 2008 and October 2008 to July 2009. We confirm that, in future filings, we will continue to ensure that the information regarding the business experience of our executive officers is chronologically complete for at least the past five years.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2010 compared with the year ended December 31, 2009

Provision for Income Taxes, page 44

3.	We note your disclosure that the company completed a restructuring of its international distribution operations during 2010 that will be effective in 2011. Please describe for us the nature and purpose of these restructuring activities and how this is expected to reduce the company’s non-GAAP effective tax rate by approximately six percentage points as noted in your earnings release on your Form 8-K filed February 1, 2011. Also, clarify if there is a similar impact expected on the company’s GAAP effective tax rate.

As you have noted, we completed a restructuring of our international distribution operations during 2010. The primary purpose of the restructuring was to consolidate the ownership of various intellectual property and distribution rights that had previously been held in multiple international jurisdictions into a single international jurisdiction. The ownership rights had historically been held in multiple jurisdictions due to prior acquisitions, primarily in 2007. The restructuring served to integrate the international component of these acquisitions and allowed us to streamline our international business operations.

We calculate our non-GAAP effective tax rate by dividing our non-GAAP tax expense by our non-GAAP taxable income. Our non-GAAP taxable income is determined by adjusting our GAAP taxable income for our non-GAAP adjustments on a country-by-country basis. We then determine our non-GAAP tax expense by adding together the non-GAAP tax expense for each country based on each country’s applicable tax rate. We expect that our new international distribution structure will reduce our non-GAAP effective tax rate as a result of streamlining and consolidating the ownership of certain intellectual property and distribution rights in a jurisdiction whose tax rate is lower than the international jurisdictions in which the rights were previously held. Specifically, we expect that the restructuring will result in a decrease in the taxable profits of our subsidiaries in Australia, the United Kingdom and Ireland, and an increase in the taxable profits of a newly formed non-resident Irish subsidiary which is tax resident in Bermuda. We do not expect the restructuring to materially impact our taxable income in the United States or our operations in the United States. The shift in taxable profits among international jurisdictions combined with the tax rate differentials between Australia (30%), the United Kingdom (27.5%), Ireland (12.5%) and the non-resident Irish subsidiary which is tax resident in Bermuda (0%) primarily account for the expected decrease in our non-GAAP effective tax rate attributable to the restructuring.

We also expect that the restructuring will reduce our GAAP effective tax rate from the GAAP effective tax rate that would have applied had we not completed the international restructuring. However, it is uncertain at this time if the amount of the reduction in the GAAP effective tax rate would be similar to the expected reduction in the non-GAAP effective tax rate due to many variables that impact the determination of the GAAP effective tax rate in a particular reporting period that do not similarly impact the non-GAAP effective tax rate, such as changes in management judgment regarding uncertain tax positions, changes to valuation allowances due to a change in management judgment about the realization of deferred tax assets and infrequent or one-time discrete significant items that may occur. While we noted in our 10-K that the restructuring occurred, and we expect the restructuring to reduce the GAAP effective tax rate from what it otherwise would have been, we do not believe we can meaningfully quantify the expected impact of the restructuring on our GAAP effective tax rate due to the other factors that also impact our GAAP effective tax rate. We will continue to analyze this trend and propose to disclose the following, with modifications for any relevant developments, in our next Quarterly Report on Form 10-Q:

“During 2010, we completed a global restructuring of our international distribution operations, which we anticipate will reduce the complexity and compliance risks associated with our global distribution activities. We expect that the restructuring also will reduce our GAAP effective tax rate relative to the GAAP effective tax rate that would have applied absent the restructuring because we expect to reduce our taxable income in certain foreign jurisdictions and expect to increase our taxable income in a lower tax rate foreign jurisdiction where we streamlined and consolidated the ownership of our intellectual property and distribution rights. The restructuring did not materially impact our U.S. business operations or the relative amount of taxable income in the U.S. versus outside the U.S. While we anticipate that our GAAP effective tax rate will be lower than it would have been without the global distribution restructuring, we cannot predict whether the GAAP effective tax rate in any particular period will be less than the GAAP effective tax rate in the immediately preceding prior period or in the comparable period of the prior fiscal year. The actual impact of the restructuring on our GAAP effective tax rate is highly dependent on our future results of operations.”

Liquidity and Capital Resources, page 47

4.	We note your disclosure on page 78 that as of December 31, 2010 the company had approximately $41.4 million of undistributed earnings related to its foreign subsidiaries that are deemed indefinitely reinvested for which no U.S. federal income taxes have been provided. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings and disclosing the amount of cash that is currently held by your foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We acknowledge the Staff’s comment and we confirm that we have considered the amount of our undistributed earnings related to our foreign operations, our liquidity requirements in the United States and the potential for repatriating these earnings to the United States and incurring associated U.S. income tax liabilities. We believe undistributed earnings related to our foreign subsidiaries are indefinitely reinvested and that it is not reasonably likely that we will need to repatriate these funds to the United States. Therefore, we believe it is not reasonably likely that the potential for such a repatriation (with the associated U.S. income tax liabilities) would have a material impact on our liquidity.

As we have disclosed, we have substantial international operations, with approximately half of our revenues generated outside the United States. We use cash generated by our international operations to fund the expenses of those international operations and not to fund our operations in the United States. Further, we have used and expect to continue to use the undistributed earnings of our foreign subsidiaries to fund growth initiatives for our foreign operations. Our operations in the United States generate substantial excess cash flow, as evidenced by the fact that we repurchased $85 million of our common stock in open market purchases in the United States during 2010 and we have increased our repurchase program to $25 million per quarter in 2011. Our board of directors and management take into account our available liquidity in the United States in determining the level of cash we maintain in the Company on a quarterly basis and could reduce or eliminate the stock repurchase program and take other measures to increase cash reserves in the United States if additional liquidity were required. Finally, we have a $120 million secured revolving credit facility, with available borrowing of $53 million as of December 31, 2010 (and an ability to expand the revolving credit facility to $200 million, subject to certain conditions). Accordingly, we do not believe that our undistributed foreign earnings are adversely impacting our liquidity, and disclosure of the amount of cash currently held by our foreign subsidiaries would not be meaningful information to our stockholders.

Therefore, given that we believe that our foreign earnings are indefinitely reinvested, we respectfully do not believe that a discussion of potential U.S. Federal income taxes associated with the potential for repatriating the foreign earnings should be provided as it is not reasonably likely that it will affect our liquidity.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies, page 72

5.	We note your disclosure that management believes it has adequately reserved for any ultimate liability that may result from various legal actions such that any liability arising for the matters would not materially affect the company’s financial condition, results of operations or cash flows. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We believe that it is reasonably possible that additional losses would be material. Under ASC 450-20-50, for reasonably possible loss contingencies, entities should: (a) disclose the nature of the loss contingency and (b) disclose the estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. At the time of filing the 10-K (and as of the date of this letter) we were (and are not) able to estimate such additional losses. Accordingly, we believe that we complied with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y by disclosing the nature of the contingencies and that we believe that we adequately reserved for these contingencies based on current information. The cumulative amount currently reserved for these contingencies is not material and therefore was not disclosed in the 10-K. Moreover, we have disclosed that our evaluation of the impact of pending actions could change in the future and that “unfavorable outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on our results of operations or cash flows for future periods.” Further, we will add in future filings, if true, that we are not able to estimate such additional losses, and should any additional information become available, we will update our disclosures relating to loss contingencies in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 87

6.	We note that you have not incorporated by reference your 2006 Distribution Agreement with Ingram Micro, originally filed as Exhibit 10.26 to your Form 10-K for the fiscal year ended December 31, 2006. Please tell us whether this distribution agreement is still in effect between the parties and, if it is, advise why you did not incorporate the agreement by reference into your Form 10-K. If the agreement is no longer in effect, please describe in your response letter your current contractual arrangements with Ingram Micro and provide your analysis as to whether such contracts, if any, should be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We confirm that the distribution agreement with Ingram Micro that we originally filed as Exhibit 10.26 to our Form 10-K for the fiscal year ended December 31, 2006 is still in effect. In connection with the preparation of our Form 10-K for the fiscal year ended December 31, 2010, we determined that this agreement is no longer a material contract as defined in Item 601(10) of Regulation S-K because the contract was made in the ordinary course of our business and is a contract that ordinarily accompanies the kind of business we conduct and because we believe that our business is no longer materially dependent on this contract. Ingram Micro is a non-exclusive distributor in the United States and we have no volume or other commitments from Ingram Micro and no fixed pricing commitments to Ingram Micro. We do not rely upon Ingram Micro to generate our sales pipeline or our reseller network and believe we could replace Ingram Micro without material detriment to our business. In addition, in October 2010 we appointed another non-exclusive distributor in the United States. Accordingly, we determined that our contract with Ingram Micro was no longer a material contract requiring listing as an exhibit.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (858) 320-8000 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Michael A, Newman

Michael A. Newman

Senior Vice President, General Counsel and Chief Administrative Officer

cc:	Gene Hodges, CEO, Websense, Inc.

Arthur S. Locke III, SVP, CFO, Websense, Inc

Websense, Inc. Audit Committee

Barbara Borden, Esq., Cooley LLP